Exhibit 99.1

Ituran Location and Control Ltd. Announces Extraordinary General Meeting’s Results

At the extraordinary meeting of the shareholders of Ituran Location and Control Ltd. (the “Company”), held on May 12, 2011, the following resolutions were adopted:

1.
To approve the agreement dated February 1, 2003 between the Company, A. Sheratzky Holdings Ltd. and Mr. Izzy Sheratzky as amended by Addendum no. 1., as described in the proxy statement dated April 7, 2011.

A total of 10,968,700 ordinary shares voted FOR this resolution, of which 4,312,160 ordinary shares are held by shareholders who do not have a personal interest in the resolution (63% of the total number of votes by shareholders who voted and do not have a personal interest in the resolution), 2,547,852 ordinary shares voted AGAINST this resolution and 26,010 ordinary shares ABSTAINED.

2.
To approve the agreement dated September 5, 2002 between the Company, A. Sheratzky Holdings and Eyal Sheratzky as amended, including addendum no. 3 clarifying the services granted by Mr. Sheratzky, as described in the proxy statement dated April 7, 2011.

A total of 11,538,626 ordinary shares voted FOR this resolution, of which 4,882,086 ordinary shares are held by shareholders who do not have a personal interest in the resolution (71% of the total number of votes by shareholders who voted and do not have a personal interest in the resolution), 1,967,562 ordinary shares voted AGAINST this resolution and 24,445 ordinary shares ABSTAINED.

3.
To approve the agreement dated September 5, 2002 between the Company, A. Sheratzky Holdings and Nir Sheratzky as amended, including addendum no. 3 clarifying the services granted by Mr. Sheratzky, as described in the proxy statement dated April 7, 2011.

A total of 11,539,474 ordinary shares voted FOR this resolution, of which 4,882,934 ordinary shares are held by shareholders who do not have a personal interest in the resolution (71% of the total number of votes by shareholders who voted and do not have a personal interest in the resolution), 1,967,562 ordinary shares voted AGAINST this resolution and 24,445 ordinary shares ABSTAINED.

4.	To approve the agreement dated March 25, 1998 as amended, between the Company and Mr. Yehuda Kahane, as described in the proxy statement dated April 7, 2011.

A total of 11,750,240 ordinary shares voted FOR this resolution, of which 5,093,700 ordinary shares are held by shareholders who do not have a personal interest in the resolution (74% of the total number of votes by shareholders who voted and do not have a personal interest in the resolution), 1,756,448 ordinary shares voted AGAINST this resolution and 24,445 ordinary shares ABSTAINED.

5.
To approve the procurement of a directors and officers insurance policy covering liability of directors and office holders of the Company, including officers and directors who are deemed controlling shareholders under Section 268 of the Israeli Companies Law, 1999 (the “Law”), under the terms as more fully described in the proxy statement dated April 7, 2011.

A total of 12,467,855 ordinary shares voted FOR this resolution, of which 5,811,315 ordinary shares are held by shareholders who do not have a personal interest in the resolution (85% of the total number of votes by shareholders who voted and do not have a personal interest in the resolution), 1,056,487 ordinary shares voted AGAINST this resolution and 7,639 ordinary shares ABSTAINED.

6.	To approve the agreement dated January 23, 2007 between E-Com Global Electronic Commerce Ltd. and Mr. Gil Sheratzky, as described in the proxy statement dated April 7, 2011.

A total of 11,451,189 ordinary shares voted FOR this resolution, of which 4,794,649 ordinary shares are held by shareholders who do not have a personal interest in the resolution (70% of the total number of votes by shareholders who voted and do not have a personal interest in the resolution), 2,054,447 ordinary shares voted AGAINST this resolution and 25,497 ordinary shares ABSTAINED.

7.
To approve the indemnity deeds signed by the Company towards persons deemed "controlling shareholders" under Section 268 of the Law and their relatives as described in the proxy statement dated April 7, 2011.

A total of 12,913,995 ordinary shares voted FOR this resolution, of which 6,257,455 ordinary shares are held by shareholders who do not have a personal interest in the resolution (91% of the total number of votes by shareholders who voted and do not have a personal interest in the resolution), 593,880 ordinary shares voted AGAINST this resolution and 8,089 ordinary shares ABSTAINED.